UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 12, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES ON PRODUCTION GROWTH



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

12 August 2010

ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES ON PRODUCTION GROWTH

(JOHANNESBURG) -- AngloGold Ashanti's adjusted headline earnings more than doubled to $129m after posting lower costs and a strong increase in production from its mines in South Africa and the Americas.

"This is the kind of earnings growth we can generate when our operations start firing on all cylinders,'' Chief Executive Officer Mark Cutifani said. "With that performance and a strong gold price as we continue to reduce the hedge book, medium to long-term cash generation potential is significant."

Production was 1.13Moz at $617/oz in the three months to 30 June, compared with production the previous quarter of 1.08Moz at $619/oz, and guidance of 1.08Moz at $650/oz.

The performance was marred by fatal injuries to eight AngloGold Ashanti employees during the quarter. The company, which has reduced fatalities by 60% since 2007 and improved overall workplace safety by 40% since then, is implementing its new safety strategy this year as it aims to eliminate these incidents.

The South African operations delivered an outstanding performance with a 16% increase in production to 447,000oz and an 11% drop in costs to $560/oz. The Americas division posted another strong quarter with 7% growth in production to 221,000oz, cementing its position as AngloGold Ashanti's lowest cost region at $416/oz.

Adjusted headline earnings were $129 million, or 35 US cents a share in the second quarter, from $61 million, or 17 US cents a share the previous quarter.

The company continues its strategy of opportunistically reducing its hedge book, with hedge commitments declining by 330,000oz over the quarter resulting in a gold price received of 8.6% below the spot price. This leaves outstanding commitments of 3.22Moz, which represents less than three quarters annual production at current rates.

Strong Organic Growth Outlook

AngloGold Ashanti has a target of adding about 1Moz to current production over the next five years from existing projects in the Americas, Australia and Continental Africa. The Americas unit plans to increase annual output by more than 40% to 1.2Moz by 2014 from expansions in Brazil, Argentina and the U.S. In Australia, where a decision to build the Tropicana mine is expected by year-end, production is set to grow to 700,000oz from current levels of around 390,000oz.

"Our large mineral resource base and the gold industry's most successful exploration programme provide us with the projects to grow," Cutifani said. "We're not forced to make high-priced acquisitions to secure our future."

In Continental Africa, where the company has two projects in the Democratic Republic of Congo, production is set to grow from 1.54Moz to about 1.8Moz by about 2014. This includes rising production from operating improvements at Geita in Tanzania.

Outlook

Third-quarter production is anticipated at 1.15Moz at a total cash cost of $645/oz. This accounts for annual wage increases and winter power-tariff adjustments in South Africa. Full-year guidance is maintained at 4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz.

ENDS

Contacts

	Tel:			**E-mail:**
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	/	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2010

AngloGold Ashanti Limited

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary